ONCONETIX, INC.

201 E. Fifth Street, Suite 1900

Cincinnati, OH

June 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Onconetix, Inc.
Registration Statement on Form S-1
File No. 333-277066

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Onconetix, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on Monday, July 1, 2024, or as soon as practicable thereafter.

Very truly yours,

/s/ Karina M. Fedasz
Karina M. Fedasz
Interim Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP